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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-48230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005   AND ENDING 12/31/2005
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    100 Manhattanville Rd.

(No. and Street)

Purchase   NY   10577
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Timothy P. Dunham   201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Ave.   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 09 2006

THOM..
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
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Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2005

Knight Capital Markets LLC
Index
December 31, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material
respects, the financial position of Knight Capital Markets LLC (the "Company") at December 31,
2005, in conformity with accounting principles generally accepted in the United States of America.
This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on this financial statement based on our audit. We conducted our audit of this
statement in accordance with auditing standards generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statement is free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the
accounting principles used and significant estimates made by management, and evaluating the overall
financial statement presentation. We believe that our audit provides a reasonable basis for our
opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	40,653,718
Securities owned, held at clearing broker, at market value		225,021,951
Receivable from brokers, dealers and clearing organizations		94,758,492
Fixed assets and leasehold improvements, at cost,		1,057,515
less accumulated depreciation and amortization of $6,336,773		
Goodwill		13,092,501
Other assets		2,671,582
Total assets	$	377,255,759

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at market value	$	218,305,411
Accrued compensation expense		1,969,543
Payable to brokers, dealers and clearing organizations		1,189,693
Payable to affiliates		45,074,799
Accrued expenses and other liabilities		655,840
Total liabilities		267,195,286
Commitments and contingent liabilities (Note 6)		
Member's equity		110,060,473
Total liabilities and member's equity	$	377,255,759

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition
December 31, 2005

1. **Organization and Description of the Business**

   Knight Capital Markets LLC, (the "Company"), a Delaware limited liability company, operates as a market maker in the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's sole member is Knight/Trimark, Inc., whose ultimate parent is Knight Capital Group, Inc. ("KCG").

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   Cash equivalents represent money market accounts which are payable on demand. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

   Market Making Activities
   Securities owned and securities sold, not yet purchased, which primarily consist of listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2005 is held at a clearing broker and can be sold or pledged.

   Goodwill
   The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*. Under this standard, goodwill is not amortized but is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

   Estimated Fair Value of Financial Instruments
   Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

   Depreciation and Amortization
   Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

   Other
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

3.   **Receivable From and Payable to Brokers, Dealers and Clearing Organizations**

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2005 consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 94,681,111	$ -
Clearance, execution and other fees	77,381	1,121,761
Payments for order flow	-	67,932
	$ 94,758,492	$ 1,189,693

4.   **Goodwill**

Under SFAS 142, goodwill is tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. In June 2005, the Company tested for the impairment of goodwill and concluded that there was no impairment.

5.   **Fixed Assets and Leasehold Improvements**

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 5,528,842
Leasehold improvements	968,548
Telephone system	779,149
Furniture and fixtures	117,749
	7,394,288
Less: Accumulated depreciation and amortization	(6,336,773)
	$ 1,057,515

6.   **Commitments and Contingent Liabilities**

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2005, future minimum rental commitments under all noncancelable office leases, and guaranteed employment contracts longer than one year ("Other Obligations") were as follows:

Year ending December 31,	Office Leases	Other Obligations	Total
2006	$ 451,085	$ 1,168,750	$ 1,619,835
2007	508,783	1,827,500	2,336,283
2008	512,627	1,615,000	2,127,627
2009	503,658		503,658
2010	365,274		365,274
Thereafter through 2011	350,055		350,055
	$ 2,691,482	$ 4,611,250	$ 7,302,732

From time to time, the Company is named as a defendant in civil legal actions. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the financial position of the Company.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. One client accounted for approximately 10.9% of the Company's U.S. equity dollar value traded.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KCG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KCG stock-related awards. It is KCG's policy to grant options for the purchase of shares of KCG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. Restricted stock awards generally vest over 3 years. KCG has the right to fully vest employees in their option grants and restricted stock awards upon retirement and in certain other circumstances.

9. Related Party Transactions

The Company pays an affiliate a fee to manage an investment portfolio as well as a fee which represents the Company's allocation of certain shared services costs.

Corporate overhead expenses are allocated to the Company by KCG based on direct usage, headcount or percentage of net capital depending on the source of the expense.

The Company receives a fee from an affiliate for certain costs associated with the operation of a disaster recovery site.

In the normal course of business, the Company makes short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. At December 31, 2005 there were no loans receivable.

In addition, the Company borrowed funds from affiliates during 2005 at a rate approximating its borrowing rate. At December 31, 2005, there were no loans payable.

10. Income Taxes

The results of the Company's operations are included in KCG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2005 of $1.8 million is included in Other assets. The deferred tax asset is attributable to differences in the book and tax bases of the Company's goodwill, fixed assets and other assets, as well as deferred compensation.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate certain of the securities held on behalf of the Company. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

12. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2005, the Company had net capital of $34.4 million, which was $31.1 million in excess of its required net capital of $3.3 million.